UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

SINOVAC BIOTECH LTD.
(Name of Issuer)
Common Shares, par value $0.001 per share
(Title of Class of Securities)
P8696W104
(CUSIP Number)
July 2, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104
1	Names of Reporting Persons
Prime Success, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
5,900,000
	7	Sole Dispositive Power

	8	Shared Dispositive Power
5,900,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,900,000
10	Check box if the aggregate amount in row (9) excludes certain shares [ ]

11	Percent of class represented by amount in row (9)
8.5% (1)
12	Type of Reporting Person (See Instructions)
PN

(1) Based on 69,081,861 Common Shares outstanding, consisting of (i) 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 11, 2018 and (ii) 11,800,000 shares issued in a private placement by the Issuer on July 2, 2018.

CUSIP No. P8696W104

1	Names of Reporting Persons
Green Vision Partners Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
5,900,000 (1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
5,900,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,900,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares [ ]

11	Percent of class represented by amount in row (9)
8.5% (2)
12	Type of Reporting Person (See Instructions)
PN

(1) Represents shares held by Prime Success, L.P.
(2) Based on 69,081,861 Common Shares outstanding, consisting of (i) 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 11, 2018 and (ii) 11,800,000 shares issued in a private placement by the Issuer on July 2, 2018.

CUSIP No. P8696W104

1	Names of Reporting Persons
Advantech Capital Partners Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
5,900,000 (1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
5,900,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,900,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares [ ]

11	Percent of class represented by amount in row (9)
8.5% (2)
12	Type of Reporting Person (See Instructions)
PN

(1) Represents shares held by Prime Success, L.P.
(2) Based on 69,081,861 Common Shares outstanding, consisting of (i) 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 11, 2018 and (ii) 11,800,000 shares issued in a private placement by the Issuer on July 2, 2018.

CUSIP No. P8696W104
SCHEDULE 13G
Item 1.
(a)	Name of Issuer:
SINOVAC BIOTECH LTD.
(b)	Address of Issuer's Principal Executive Offices:
No. 15 Zhi Tong Road Zhongguancun Science and Technology Park Changping District Beijing 102200, People's Republic of China
Item 2.
(a)	Name of Person Filing:
Advantech Capital Partners Ltd., Green Vision Partners Limited and Prime Success, L.P. (collectively, the "Reporting Persons")

The securities reported herein are held by Prime Success, L.P.  Green Vision Partners Limited is the general partner of Prime Success, L.P.  Advantech Capital Partners Ltd. is the sole shareholder of Green Vision Partners Limited.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1.

Based on certain transactions and a Shareholders Agreement entered into by Prime Success, L.P., the Reporting Persons may be deemed to constitute a "group" with Vivo Capital, LLC within the meaning of Section 13(d)(3) of the Act.  Members of a group may be deemed to beneficially own the securities beneficially owned by other members of the group.  However, the Reporting Persons expressly disclaim any beneficial ownership in the securities held by Vivo Capital, LLC, or by any of its affiliates.  The filing of this Statement shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and Vivo Capital, LLC and its affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose.

(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is:
DMS House, 20 Genesis Close George Town, Grand Cayman KY1-1103 Cayman Islands
(c)	Citizenship:
Cayman Islands
(d)	Title and Class of Securities:
Common Shares, par value $0.001 per share
(e)	CUSIP No.:
P8696W104

CUSIP No. P8696W104

Item 3.	For statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c)
Not applicable
Item 4.	Ownership
(a) through (c):
The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable
Item 8.	Identification and classification of members of the group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. P8696W104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 10, 2018

PRIME SUCCESS, L.P.
By its general partner, Green Vision Partners Limited

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

GREEN VISION PARTNERS LIMITED

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

ADVANTECH CAPITAL PARTNERS LTD.

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

CUSIP No. P8696W104
Exhibit 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  July 10, 2018

PRIME SUCCESS, L.P.
By its general partner, Green Vision Partners Limited

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

GREEN VISION PARTNERS LIMITED

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

ADVANTECH CAPITAL PARTNERS LTD.

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director